FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: September 12, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
September 6, 2006	AMEX: GLE

Glencairn acquires Mestiza gold property;
studies potential to ship ore to Limon

Glencairn Gold Corporation is pleased to announce the acquisition of a 100% interest in the Mestiza property in Nicaragua. The property is 70 kilometres by road east of the Company’s Limon Mine.

The property represents a key block of ground covering approximately half the strike length of a 2.4-kilometre-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions, and at depth. Glencairn has agreed to pay the Mestiza Property owners approximately $2.4 million over 42 months.

“We view Tatiana as potentially providing high grade feed to the Limon mill, at a target rate of 300-400 tonnes per day,” said Glencairn Chairman Kerry Knoll. “This has the potential of adding another 20,000-35,000 ounces a year to Limon’s output.” Limon is estimating production of 38,000 ounces in 2006 and 52,000 in 2007.

The Company will begin a drilling program as soon as possible with the purpose of upgrading the resource to reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mine. The Santa Pancha and Talavera zones at the Limon Mine property, in continuous production since 1941, will continue as the prime source of mill feed. The mill at Limon mine has sufficient capacity to process the additional ore that would be produced from the Mestiza property.

The Mestiza property is 200 hectares and now comprises part of the larger La India land package of 9,680 hectares.

Michael Gareau, Glencairn Vice President, Exploration, and a Qualified Person within the meaning of National Instrument 43-101 has reviewed and approved the contents of this release.

About Glencairn
Glencairn operates the underground Limon Mine in Nicaragua and the open-pit Bellavista Mine in Costa Rica. It also recently acquired the La Libertad gold mine 100 kilometres east of Managua, Nicaragua and an advanced gold project, Cerro Quema in Panama. For more information please visit the Glencairn website: www.glencairngold.com

For further information, please contact:

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry J. Knoll, Chairman	Christina Lalli
Tel: 416-860-0919	Tel: 514-939-3989
kknoll@glencairngold.com	clalli@renmarkfinancial.com

Olav Svela, Vice-President, Investor Relations
Tel:416-860-0919
osvela@glencairngold.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the ability to integrate Tatiana production with the Limon operation, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.